UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2024
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
4th Floor, Communications House, South Street
Staines-upon-Thames, Surrey TW18 4PR
        United Kingdom
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
        United States of America
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Enclosure:  AngloGold Ashanti Production Update for the Three Months Ended 31 March 2024
Denver, London, Johannesburg, 10 May 2024 – AngloGold Ashanti plc (“AngloGold Ashanti”, “AGA” or the “Company”)
today reported a 2% year-on-year increase in first quarter gold production1, in line with its plans and despite the previously reported impact of rains and flooding in Western Australia on gold production which contributed to a drop of about 15,000oz in production in the first quarter relative to the previous quarter. The Company reconfirmed its 2024 full-year gold production guidance and its 2024 annual gold production forecast for Obuasi in Ghana, which continues its ramp-up.
“This is a good start to the year, with another strong safety result and a good overall performance from the portfolio,” said
Chief Executive Officer Alberto Calderon. “We’re seeing greater consistency from most of our operations; in Brazil, both sites have shown significantly better performance, with greater production control and stability. Geita and Kibali were strong again, and Obuasi’s ramp-up remains on track.”
Denver-headquartered AngloGold Ashanti continues to take steps to close the value gap that exists with its North American peers by improving safety, relative cost performance and cash conversion, while increasing the life of its key mines and prioritising successful development of major projects.
The Company’s Total Recordable Injury Frequency Rate (“TRIFR”) was 1.08 injuries per million hours worked during the first quarter of 2024, compared to the most recent average (2022) of 2.66 for members of the International Council on
Metals & Minerals (“ICMM”). No fatalities were recorded at mines operated by the Company in the first three months of
2024, for the eleventh consecutive quarter.
Gold production1 was 2% higher year-on-year at 581,000oz for the first quarter of 2024, compared to 572,000oz for the first quarter of 2023, driven mainly by higher recovered grades, and partly offset by lower tonnes processed. Strong improvements in gold production versus the first quarter of last year were recorded at Cuiabá (AGA Mineração) (+55%) and
Serra Grande (+40%), where initiatives have been taken to improve overall performance, as well as at Kibali (+19%) and at
Geita (+16%).
This increase in gold production was partly offset by lower gold production at Siguiri (-35%), where carbonaceous ore in the
Bidini pit resulted in poor recoveries, and at Tropicana (-17%), where severe flooding, caused by a tropical cyclone, inundated underground and open pit mining areas as well as access roads to the remote site. Both mines have since recovered to normalised gold production levels. Sunrise Dam (-8%) also suffered from the heavy rainfall in Western
Australia, albeit to a lesser extent than Tropicana, while gold production at Cerro Vanguardia (-7%) was lower due to a planned plant stoppage.
At Obuasi, gold production was 54,000oz, in line with the mine plan, as mining occurred in lower-grade areas. Obuasi’s underground ore tonnes treated averaged 91,000t/pm for the first three months of 2024. Underground tonnes treated and grade are expected to increase in the second half of 2024, supported by additional development. The mine remains on track to produce an anticipated 275,000oz – 320,000oz of gold in 2024.
As previously reported, gold production at Tropicana was impacted by heavy rains and flooding during the month of March.
The area in which the Tropicana gold mine is located received 312mm of rain in a 72-hour period from 9 March, almost
40% higher than its average annual rainfall. The subsequent flooding interrupted power supply to the processing plant and required mining operations to be suspended. Since the flooding, remedial work to recommence operations was successfully completed and mining and processing has since restarted. Whilst gold production was impacted in the first quarter of 2024, and consequently for the first half of 2024, the Company expects to recover a significant portion of these production losses in the second half of 2024.
The Company provided gold production guidance for 2024 in February, which remains unchanged. Gold production is again expected to be second half weighted, with fourth quarter gold production expected to be the strongest quarter this year.
1 Excluding the Córrego do Sítio (“CdS”) operation which was placed on care and maintenance in August 2023.
AngloGold Ashanti delivers steady start to 2024; Gold production1 up +2%
y-o-y; Gold production guidance reconfirmed and Obuasi on track to achieve
FY 2024 forecast gold production
Q1 2024 PRODUCTION UPDATE
for the three months ended 31 March 2024

		Quarter	Quarter	Quarter	Year
		ended	ended	ended	ended
		Mar	Dec	Mar	Dec
		2024	2023	2023	2023

Gold produced (1)
–Subsidiaries (2) (3)	oz (000)	505	632	508	2,250
–Joint ventures	oz (000)	76	93	64	343
–Group (2) (3)	oz (000)	581	725	572	2,593

Tonnes treated
Open-pit
–Subsidiaries	tonnes (000)	5,608	6,741	6,065	25,094
–Joint ventures	tonnes (000)	509	478	538	2,065
–Group	tonnes (000)	6,117	7,219	6,603	27,159
Underground
–Subsidiaries	tonnes (000)	2,216	2,596	2,104	9,511
–Joint ventures	tonnes (000)	416	433	342	1,635
–Group	tonnes (000)	2,632	3,029	2,446	11,146
Other
–Subsidiaries	tonnes (000)	726	859	635	3,007
–Joint ventures	tonnes (000)	—	—	—	—
–Group	tonnes (000)	726	859	635	3,007
Total
–Subsidiaries	tonnes (000)	8,550	10,196	8,804	37,612
–Joint ventures	tonnes (000)	925	911	880	3,700
–Group	tonnes (000)	9,475	11,107	9,684	41,312

Recovered grade
Open-pit
–Subsidiaries	g/tonne	1.03	1.30	1.18	1.23
–Joint ventures	g/tonne	0.97	1.72	1.32	1.58
–Group	g/tonne	1.03	1.33	1.19	1.25
Underground
–Subsidiaries	g/tonne	3.72	3.51	3.63	3.48
–Joint ventures	g/tonne	4.48	4.76	3.71	4.54
–Group	g/tonne	3.84	3.69	3.64	3.63
Other
–Subsidiaries	g/tonne	2.32	2.05	1.58	2.05
–Joint ventures	g/tonne	—	—	—	—
–Group	g/tonne	2.32	2.05	1.58	2.05
Total
–Subsidiaries	g/tonne	1.84	1.93	1.80	1.86
–Joint ventures	g/tonne	2.55	3.17	2.25	2.89
–Group	g/tonne	1.91	2.03	1.84	1.95
(1) On an attributable basis.
(2) Adjusted to exclude the Córrego do Sítio (CdS) operation that was placed on care and maintenance in August 2023. CdS produced nil koz, 2koz and 12koz for the quarters ended 31 March 2024, 31 December 2023 and 31 March 2023, respectively. CdS produced 42koz for the year ended 31 December 2023.
(3) Includes gold concentrate from the Cuiabá mine sold to third parties.
Rounding of figures may result in computational discrepancies
OPERATING HIGHLIGHTS
In the Africa region – subsidiaries, gold production (on an attributable basis) was 271,000oz for the quarter ended 31 March 2024, compared to 284,000oz for the quarter ended 31 March 2023. In the Africa region – joint ventures, gold production (on an attributable basis) was 76,000oz for the quarter ended 31 March 2024, compared to 64,000oz for the quarter ended 31 March 2023.
In Ghana, at Iduapriem, gold production was 62,000oz for the quarter ended 31 March 2024, compared to 63,000oz for the same period last year, mainly due to a marginal decrease in recovered grade, partly offset by higher tonnes processed.
At Obuasi, gold production was 54,000oz for the quarter ended 31 March 2024, in line with the mine plan, compared to 60,000oz for the same period last year. Total ore tonnes mined and treated were 18% higher when compared with the first quarter of 2023, while grade was
24% lower, in line with the mine plan. During the first quarter of 2024, underground ore tonnes treated averaged 91kt/pm, supported by additional development. The site is contending with intermittent power disruptions from the public utility. Obuasi is forecast to produce between 275,000oz and 320,000oz of gold in 2024 and between 325,000oz and 375,000oz of gold in 2025, as it continues its ramp-up to steady state production.
In Guinea, at Siguiri, gold production (on an attributable basis) was 41,000oz for the quarter ended 31 March 2024, compared to 63,000oz for the same period last year. Gold production was lower year-on-year mainly due to poor equipment availability, lower feed grades and a significant decline in metallurgical recoveries in the plant, associated with highly carbonaceous ore feed from parts of the Bidini pit. The mine has taken delivery of a new excavator in April 2024 and subsequently prioritised ore from alternative mining areas, which has assisted a recovery in gold production rates after the quarter-end.
In Tanzania, at Geita, gold production was 114,000oz for the quarter ended 31 March 2024, compared to 98,000oz for the same period last year. Gold production was higher year-on-year mainly due to higher total recovered grade of 2.85g/t, compared to total recovered grade of
2.70g/t in the same period in 2023. Underground treated material increased mainly due to a stronger underground performance, partly offset by a relatively weaker open pit performance. A strong end to 2023 from the underground mining areas enabled additions to ore stockpiles, supporting the increased feed ratio from underground during the first quarter of 2024. In addition, tonnes treated were higher in the quarter ended 31 March 2024 given the impact of the SAG mill shutdown to replace the girth gear in the same period last year.
In the DRC, at Kibali, gold production (on an attributable basis) was 76,000oz for the quarter ended 31 March 2024, compared to 64,000oz for the same period last year. Gold production was higher year-on-year mainly due to higher recovered grades resulting from a higher proportion of underground ore tonnes treated at a higher feed grade as a result of increased underground efficiency in the quarter ended 31
March 2024 as compared to the same period in 2023 during which time the mine was converting to underground multi-lite mining.
In the Americas, gold production (excluding CdS) was 125,000oz of gold (on an attributable basis) for the quarter ended 31 March 2024, compared to 99,000oz for the quarter ended 31 March 2023.
Brazil delivered a significant turnaround following the operational issues encountered in 2023, with improvements on most production metrics across both operations. At Cuiabá (AGA Mineração), gold production was 65,000oz for the quarter ended 31 March 2024, compared to 42,000oz for the same period last year. Gold production was higher year-on-year mainly due to higher tonnes processed and higher recovered grades. Cuiabá’s gold production comprised 21,000oz of gravimetric gold and 44,000oz of gold-in-concentrate.
At Serra Grande, gold production was 21,000oz for the quarter ended 31 March 2024, compared to 15,000oz for the same period last year.
Gold production was higher year-on-year mainly due to higher recovered grades, partly offset by lower tonnes processed.
In Argentina, at Cerro Vanguardia, gold production (on an attributable basis) was 39,000oz for the quarter ended 31 March 2024, compared to 42,000oz for the same period last year. Gold production was lower year-on-year mainly due to lower plant throughput as a result of a planned plant stoppage that was carried out in March 2024, partly offset by the placement of higher heap leach tonnes due to operational efficiencies.
In Australia, gold production was 109,000oz of gold (on an attributable basis) for the quarter ended 31 March 2024, compared to 125,000oz for the quarter ended 31 March 2023.
At Sunrise Dam, gold production was 56,000oz for the quarter ended 31 March 2024, compared to 61,000oz for the same period last year.
Gold production was lower year-on-year mainly due to lower recovered grades, partly offset by higher tonnes processed.
At Tropicana, gold production (on an attributable basis) was 53,000oz for the quarter ended 31 March 2024, compared to 64,000oz for the same period last year. Gold production was lower year-on-year mainly due to lower tonnes processed. As noted above, gold production was impacted by heavy rains and flooding during the month of March. The area in which the Tropicana gold mine is located received 312mm of rain in a 72-hour period from 9 March, almost 40% higher than its average annual rainfall. The subsequent flooding interrupted power supply to the processing plant and required mining operations to be temporarily suspended. Since the flooding, remedial work to recommence operations was successfully completed and mining and processing has since restarted. The impact of the rainfall event at Tropicana is expected to continue into the second quarter of 2024 as water continues to be pumped out of the Havana 5 pit, which was scheduled to be the main source of open pit ore in the first half of 2024. The operation expects to process proportionally more ore from stockpiles whilst ore from Havana 5 has been deferred into the second half of 2024. The impact on gold production at Tropicana during the first half of 2024 is expected to be partly offset in the second half of the year, as higher-grade ore from the Havana 5 pit becomes available and the Havana 4 pit ramps up production.
March 2024 Production Update Report - AngloGold Ashanti.com

GUIDANCE
The Company provided gold production guidance for 2024 in February, which remains unchanged. Gold production is again expected to be second half weighted, with fourth quarter gold production expected to be the strongest quarter this year.

2024
Gold Production	Gold Production (000oz)
	–Subsidiaries	2,270 - 2,430
	–Joint ventures	320 - 360
	–Group	2,590 - 2,790
Estimates assume neither operational or labour interruptions (including any further delays in the ramp-up of the Obuasi redevelopment project), or power disruptions, nor further changes to asset portfolio and/or operating mines. Other unknown or unpredictable factors, or factors outside the Company’s control, could also have material adverse effects on AngloGold Ashanti’s future gold production and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at
AngloGold Ashanti’s operations together with AngloGold Ashanti’s business continuity plans aim to enable its operations to deliver in line with its gold production targets. Actual gold production could differ from guidance and any deviations may be significant. Please refer to the
Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2023 filed with the United States
Securities and Exchange Commission (“SEC”).
SAFETY UPDATE
The Company recorded a fatality-free first quarter of 2024 at the mines it operates. The TRIFR, the broadest measure of workplace safety, was 1.08 injuries per million hours worked for the first quarter of 2024 and 0.85 injuries per million hours worked for the fourth quarter of
2023. By comparison, the most recent ICMM average (2022) amounts to 2.66 injuries per million hours worked.
UPDATE ON CAPITAL PROJECTS
Obuasi
UHDF trial update
The underhand drift and fill (“UHDF”) mining method trial in Block 8 Lower progressed well during the first quarter of 2024. The UHDF trial aims to test the mining method to ensure it can be used safely and effectively to mine high-grade ore in areas with poor ground conditions associated with weak graphitic shears and increasing mining depth.
Milestones achieved in the first quarter of 2024:
•Developed alongside paste-filled 3,300 level drive to expose and test paste strength.
•Confirmed in-situ paste strength in this parallel drive, and installed ground support.
•Trialed slag-based binders to increase backfill strength and reduce curing times.
•Paste backfill commenced on 24 April 2024 and completed successfully in single pour.
•Paste curing successfully achieved required strength within 14 days.
Next steps:
•Development beneath paste-fill scheduled to commence on 9 May 2024.
•Annualised production rate of 360,000oz is expected in the third quarter of 2024.
Phase 3
Phase 3 of the Obuasi redevelopment project relates primarily to capital expenditure required to refurbish and return to service the KMS shaft and associated infrastructure. This infrastructure project, which provides direct access to the high-grade Block 11 and other underground mining areas and augments current underground materials handling capacity, is expected to be completed by the end of 2024 after being extended during 2023 when mud, encountered on 5,000 and 5,100 levels, had to be cleared.
Phase 3 achieved the following milestones in the first quarter of 2024:
•Commissioned the first 100 l/sec pumping system of the three pumping systems planned.
•Completed reaming of the 945m vent raise marking a significant achievement for a raise bore.
•Completed the man winder upgrades to a modern thyristor controlled winder.
•Re-entered 50 level to complete the final works ahead of starting the installation of the lower shaft loading system.
The next key project milestones include:
•Completion of two new ore passes between upper mine and the rail transport level.
•Completion of new pump stations and pump columns allowing 300 l/sec shaft pumping.
•Installation and commissioning of the new vent shaft.
•Commissioning the rail system.
•Clearing mud on 5,100 level and shaft bottom.
Tropicana
The Havana underground feasibility study commenced in the third quarter of 2023 and is expected to continue into the first half of 2024. A final investment decision is expected to be made in 2024. Development of a link drive began during the first quarter of 2024 to provide access to additional drill areas between Tropicana and Havana. The link drive is expected to ultimately link up with the Havana underground.
Tropicana ESG renewables
The Tropicana renewable energy project is on track with the delivery and installation of the wind turbines and solar plant expected to commence in the second quarter of 2024. The renewable energy project is expected to be commissioned in the first quarter of 2025 and,
March 2024 Production Update Report - AngloGold Ashanti.com

upon completion, is expected to reduce greenhouse gas (“GHG”) emissions at Tropicana by 65,000 tonnes per annum on average over the
10-year life of the power purchase agreement.
North Bullfrog Project (“NBP”)
AngloGold Ashanti’s board of directors approved the feasibility study for the NBP to proceed into detailed engineering. The NBP received spend approval from AngloGold Ashanti’s Management Investment Committee to pursue detailed engineering during 2024. Permitting processes are underway for the NBP. In early April 2024, the U.S. Bureau of Land Management (“BLM”) published the Notice of Intent to
Prepare an Environmental Impact Statement in the Federal Register.
Good progress was made during the first quarter of 2024, with the hiring of the owner’s engineering team largely completed along with the completion of the front-end engineering and design of the mill facility, and earthworks for the heavy mobile equipment assembly yard. The
NBP remains on schedule, contingent on receipt of the requisite permits, to commence anticipated gold production in 2026.
Merlin
Successful completion of the concept study at the end of 2023 allowed the Merlin project to proceed to the next stage gate of the pre-
feasibility study (“PFS”). The PFS programme is expected to be performed through the middle of 2025 with a focus on an extensive drilling programme and further optimisation of development options considered as part of the framing review in the first half of 2024.
Quebradona
Following the decision of Colombia’s national environmental agency (“ANLA”) in November 2021 to archive the Company’s environmental licence application related to the Quebradona Project, and the confirmation of such decision in April 2022, AngloGold Ashanti has been working to complete the data acquisition required by ANLA. AngloGold Ashanti is in the process of preparing a new Environmental Impact
Assessment in connection with its environmental licence application for the project, which is currently expected to be submitted to ANLA in
2027. In addition, an optimised feasibility study is currently underway to implement improvements in water management, operational flexibility, maintainability, and constructability.
CORPORATE UPDATE
Proposed Tarkwa/ Iduapriem Joint Venture
In March 2023, AngloGold Ashanti announced the proposed joint venture between the Iduapriem mine and Gold Fields neighbouring Tarkwa mine in Ghana, that has the potential to create Africa’s largest gold mine. In addition to leveraging operating efficiencies to unlock higher grades and enabling an extension of life to at least 18 years, the proposed joint venture is expected to create compelling shared value for all stakeholders.
Since the announcement, AngloGold Ashanti and Gold Fields have been in ongoing engagement with the Government of Ghana with respect to the proposed transaction. While significant progress has been made, agreement has not yet been reached. The Company will continue to keep the market updated on any significant developments in this regard.
AngloGold Ashanti makes a strategic investment in G2 Goldfields Inc.
On 19 January 2024, AngloGold Ashanti completed its acquisition of an 11.7% interest in G2 Goldfields Inc., a Canadian gold mining company with exploration properties in Guyana, South America, for a consideration of approximately CAD $22.1m.
Appointment of Group Company Secretary
The Company has appointed Ms. Catherine Stead as Group Company Secretary of AngloGold Ashanti plc with effect from 1 April 2024. The mandate of Ms. Helen Grantham as Interim Group Company Secretary expired at the end of March 2024.
Reporting Update
AngloGold Ashanti qualifies as a foreign private issuer (“FPI”) in the United States for purposes of the US Securities Exchange Act of 1934, as amended (the “US Exchange Act”), is filing annual reports on Form 20-F and is furnishing current reports on Form 6-K with the SEC as the SEC has prescribed for FPIs. AngloGold Ashanti had previously announced that it was planning to voluntarily file annual reports on Form
10-K, quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC, that is, the forms that the SEC has prescribed for more comprehensive reporting by US domestic issuers, instead of filing on the reporting forms available to FPIs, starting with the 10-Q filing for the second quarter of 2024. AngloGold Ashanti remains committed to voluntarily transition to reporting on US domestic forms, but now plans to do so at a later date which will be communicated to the market in advance of that transition. Until it commences voluntary reporting on US domestic forms, AngloGold Ashanti will provide full financial and operational updates, including unaudited condensed consolidated interim financial statements, on a quarterly basis, which will be furnished on current reports on Form 6-K with the SEC.
March 2024 Production Update Report - AngloGold Ashanti.com

Operations at a glance
for the quarters ended 31 March 2024, 31 December 2023 and 31 March 2023
	Gold production oz (000)			Open-pit treated 000 tonnes			Underground milled / treated 000 tonnes			Other milled / treated 000 tonnes			Open-pit recovered grade g/tonne			Underground recovered grade g/tonne			Other recovered grade g/tonne			Total recovered grade g/tonne
	Mar-24	Dec-23	Mar-23	Mar-24	Dec-23	Mar-23	Mar-24	Dec-23	Mar-23	Mar-24	Dec-23	Mar-23	Mar-24	Dec-23	Mar-23	Mar-24	Dec-23	Mar-23	Mar-24	Dec-23	Mar-23	Mar-24	Dec-23	Mar-23

AFRICA Joint Ventures	76	93	64	509	478	538	416	433	342	—	—	—	0.97	1.72	1.32	4.48	4.76	3.71	—	—	—	2.55	3.17	2.25
Kibali - Attributable 45% (1)	76	93	64	509	478	538	416	433	342	—	—	—	0.97	1.72	1.32	4.48	4.76	3.71	—	—	—	2.55	3.17	2.25

AFRICA Subsidiaries	271	338	284	3,972	4,924	4,138	902	1,118	784	50	87	38	1.07	1.15	1.24	4.59	4.24	4.68	1.05	1.15	1.05	1.71	1.72	1.78
Iduapriem	62	79	63	1,273	1,516	1,233	—	—	—	—	—	—	1.53	1.61	1.58	—	—	—	—	—	—	1.53	1.61	1.58
Obuasi	54	61	60	—	—	—	273	286	235	50	87	38	—	—	—	5.91	6.30	7.74	1.05	1.15	1.05	5.15	5.10	6.81
Siguiri - Attributable 85%	41	56	63	2,084	2,700	2,324	—	—	—	—	—	—	0.61	0.65	0.86	—	—	—	—	—	—	0.61	0.65	0.86
Geita	114	142	98	615	708	581	629	832	549	—	—	—	1.65	2.10	2.06	4.02	3.53	3.38	—	—	—	2.85	2.87	2.70

AUSTRALIA	109	158	125	1,449	1,616	1,716	892	1,002	890	—	—	—	0.83	1.64	0.93	2.45	2.24	2.59	—	—	—	1.45	1.87	1.50
Sunrise Dam	56	62	61	325	377	349	648	631	603	—	—	—	0.98	1.25	1.27	2.19	2.31	2.44	—	—	—	1.78	1.91	2.01
Tropicana - Attributable 70%	53	96	64	1,124	1,239	1,367	244	371	287	—	—	—	0.79	1.76	0.84	3.14	2.13	2.91	—	—	—	1.21	1.85	1.20

AMERICAS (2)	125	136	99	187	201	211	422	476	430	676	772	597	1.86	2.24	2.10	4.53	4.45	3.87	2.41	2.15	1.61	3.03	2.92	2.48
Cerro Vanguardia - Attributable 92.50%	39	38	42	187	178	205	90	125	85	434	432	406	1.86	2.35	2.13	6.96	5.04	8.03	0.57	0.32	0.46	1.71	1.62	1.87
AngloGold Ashanti Mineração (2) (3)	65	73	42	—	—	—	117	84	109	242	340	191	—	—	—	5.50	9.00	4.70	5.72	4.47	4.05	5.65	5.37	4.29
Serra Grande	21	25	15	—	23	6	215	267	236	—	—	—	—	1.39	1.07	2.98	2.74	1.99	—	—	—	2.98	2.63	1.97

Subsidiaries (2)	505	632	508	5,608	6,741	6,065	2,216	2,596	2,104	726	859	635	1.03	1.30	1.18	3.72	3.51	3.63	2.32	2.05	1.58	1.84	1.93	1.80
Joint Ventures	76	93	64	509	478	538	416	433	342	—	—	—	0.97	1.72	1.32	4.48	4.76	3.71	—	—	—	2.55	3.17	2.25
Total including equity-accounted joint ventures (2)	581	725	572	6,117	7,219	6,603	2,632	3,029	2,446	726	859	635	1.03	1.33	1.19	3.84	3.69	3.64	2.32	2.05	1.58	1.91	2.03	1.84

(1) Equity-accounted joint venture.

(2) Adjusted to exclude the Córrego do Sítio (CdS) operation that was placed on care and maintenance in August 2023. CdS produced nil koz, 2koz and 12koz for the quarters ended 31 March 2024, 31 December 2023 and 31 March 2023, respectively.

(3) Includes gold concentrate from the Cuiabá mine sold to third parties.
Rounding of figures may result in computational discrepancies
March 2024 Production Update Report - AngloGold Ashanti.com

Administration and corporate information

AngloGold Ashanti plc
Incorporated in England & Wales
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
Share codes:
ISIN: GB00BRXH2664
CUSIP:  G0378L100
NYSE: AU
JSE: ANG
A2X: ANG
GhSE (Shares): AGA
GhSE (GhDS): AAD
JSE Sponsor:
The Standard Bank of South Africa Limited
Auditors: PricewaterhouseCoopers Inc.
Offices
Registered and Corporate
4th Floor, Communications House
South Street
Staines-upon-Thames
Surrey TW18 4PR
United Kingdom
Telephone: +44 (0) 203 968 3320
Fax:  +44 (0) 203 968 3325
Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone:  +61 8 9425 4602
Fax:  +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone:  +233 303 773400
Fax:  +233 303 778155

Directors
Executive
A Calderon▲ (Chief Executive Officer)
GA Doran▲ (Chief Financial Officer)
Non-Executive
MDC Ramos^ (Chairman)
KOF Busia△
AM Ferguson*
AH Garner#
R Gasant^
SP Lawson#
J Magie§
MC Richter#~
DL Sands#
JE Tilk§
* British  § Canadian  #American  ▲Australian
~Panamanian  ^South African  △Ghanaian
Officers
C Stead
Company Secretary
Company secretarial e-mail
Companysecretary@anglogoldashanti.com
Investor Relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com
Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@anglogoldashanti.com
AngloGold Ashanti website
www.anglogoldashanti.com
AngloGold Ashanti posts information that may be important
to investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab on
the main page. This information is updated periodically.
AngloGold Ashanti intends to use its website as a means of
disclosing material non-public information to the public in a broad, non-exclusionary manner and for complying with its
disclosure obligations. Accordingly, investors should visit
this website regularly to obtain important information about
AngloGold Ashanti, in addition to following its press
releases, documents it files with, or furnishes to, the United
States Securities and Exchange Commission (SEC) and
public conference calls and webcasts. No material on the
AngloGold Ashanti website forms any part of, or is
incorporated by reference into, this document. References
herein to the AngloGold Ashanti website shall not be
deemed to cause such incorporation.
PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars
United States
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
United States of America
Telephone US: 866-644-4127
Telephone non-US: +1-781-575-2000
Shareholder Online Inquiries:
https://www-us.computershare.com/Investor/#Contact
Website: www.computershare.com/investor
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com
Ghana
Central Securities Depository (GH) LTD
4th Floor, Cedi House
PMB CT 465, Cantonments
Accra, Ghana
Telephone: +233 302 689313
Fax: +233 302 689315
Ghana depositary
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”, “expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”, “estimate”, “likely”, “may”, “might”,
“could”, “should”, “would”, “seek”, “plan”, “scheduled”, “possible”, “continue”, “potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking.  Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company’s internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended
31 December 2023 filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements.  AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
March 2024 Production Update Report - AngloGold Ashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
                                                                    AngloGold Ashanti plc
Date: 10 May 2024
By:/s/ C STEAD
Name:C Stead
Title:Company Secretary